AMENDMENT TO EMPLOYMENT AGREEMENT

This AMENDMENT TO EMPLOYMENT AGREEMENT ("Amendment"), effective as of the 1st day of June, 1999, by and between PENN NATIONAL GAMING, INC., a Pennsylvania corporation, with its principal offices at 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19160 (the "Company") and Robert Ippolito, an individual residing at 1858 Fox Run Terrace, Warrington, Pennsylvania 18976 (the "Employee").


                               B A C K G R O U N D

Company and Employee are parties to an Employment Agreement dated as of April 12, 1994 (the "Employment Agreement") and desire to amend the Employment Agreement as set forth in this Amendment. In consideration of their mutual promises and covenants set forth herein, and intending to be legally bound hereby, Company and Employee agree as follows:

1. Paragraphs 2, 3 and 10 of the Employment Agreement be and the same is hereby amended and restated in their entirety as follows:

2. Term. The term of this Agreement shall commence on June 1, 1999 and shall terminate on May 31, 2000 and shall continue thereafter from year to year unless terminated by Company upon ninety (90) days written notice to Employee or sooner terminated in accordance with the provisions of Paragraph 11 of this Agreement.

3. Compensation: For all services rendered by Employee under this Agreement, Company agrees to pay Employee a salary at the annual rate of $150,000 ("Annual Salary"), payable in bi-weekly installments, plus such additional compensation and bonuses as may be awarded from time to time to Employee by the Chairman or the Board of Directors of Company.

10. Death. In the event of the death of the Employee during the term of this Agreement, this Agreement shall terminate effective as of the date of the Employee's death, and the Company shall not have any further obligation or liability hereunder except that the Company shall pay to Employee's designated beneficiary or, if none, his estate (i) the portion, if any, of the Employee's Annual Salary, and any reimbursements, for the period up to the end of the month of Employee's date of death which remains unpaid, and (ii) the amount of Employee's Annual Salary in effect at the time of his death, payable in 26 equal bi-weekly installments following the date of Employee's death, which death benefit shall be in addition to any life insurance carried or paid for by Company on the life of Employee.

2. The Employment Agreement, except as amended hereby, shall continue in full force and effect in accordance with the terms and provisions thereof.

IN WITNESS WHEREOF, this Amendment has been executed by the parties as of the date first above written.

                           PENN NATIONAL GAMING, INC.

                                   BY:      /s/ Peter M. Carlino
                                            PETER M. CARLINO,
                                            Chairman and CEO

                                            /s/ Robert S. Ippolito
                                                ROBERT S. IPPOLITO

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